UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2025 (Report No. 2)

Commission File Number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On January 16, 2025, Brenmiller Energy Ltd. (the “Company”) entered into a second amendment (the “Second Amendment”) to the private placement agreement with Alpha Capital Anstalt (“Alpha”), dated August 4, 2024 (the “Securities Purchase Agreement”). The Securities Purchase Agreement was previously announced by the Company on August 5, 2024.

Pursuant to the Second Amendment, the Company and Alpha have agreed to extend the notice period provided by Alpha to the Company to fifteen (15) business days in connection with Alpha’s right to make a further investment for 1,000,000 additional ordinary shares, no par value per share (the “Ordinary Shares”) (or ordinary share equivalents) in the event that the Company’s Ordinary Shares close at or above $2.50 per share within 12 months from the date of the Securities Purchase Agreement. The Company and Alpha have also agreed to grant the Company the right to call Alpha’s additional investment right under certain circumstances in the event that the closing price of the Company’s Ordinary Shares is $4.00 or more for three consecutive trading days.

The foregoing description of the Second Amendment is not complete and is qualified in its entirety by references to the full text of the Second Amendment, which is included as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K and incorporated by reference herein.

On January 10, 2025, the Company’s Ordinary Shares closed above $2.50 per share. Accordingly, pursuant to the Second Amendment, Alpha may notify the Company of its intent to exercise its additional investment right until February 3, 2025 at 4:00pm Eastern Standard Time.

In addition, moving forward, the Company may use its current At-the-Market equity offering facility opportunistically subject to management discretion and market conditions.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-283874, 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266 and 333-278602), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
10.1	Second Amendment to the Securities Purchase Agreement, dated January 16, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: January 17, 2025	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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